Exhibit 99.1

Press Release 3 February 2016 07:00 am CET

Celyad appoints Dr. Richard Mountfield as

Vice-President of Global Regulatory Affairs

Mont-Saint-Guibert, Belgium - Celyad (Euronext Brussels and Paris, and NASDAQ: CYAD), a leader in the discovery and development of engineered cell therapies, with clinical programs in cardiovascular disease and immuno-oncology, today announced the appointment of Dr. Richard Mountfield as Vice-President of Global Regulatory Affairs, effective February 3rd, 2016.

Richard is a pharmaceutical professional with extensive Regulatory Affairs (preclinical, clinical, registration, and post-marketing) & Drug Development experience including leadership, management and project roles. Prior to joining Celyad he held positions in Europe and the US for a number of top 20 Pharmaceutical companies (Novo Nordisk, Roche, Boehringer Ingelheim and Novartis). He has been responsible for global regulatory strategy and submissions across a number of therapeutic areas. Most recently he was the global regulatory lead responsible for developing and implementing approvable strategies for a large multi-indication oncology program within Novartis. Richard holds a PhD in Biochemistry from Aberystwyth University.

Dr. Christian Homsy, CEO of Celyad: “We are pleased to welcome Richard to our executive management team, where he brings over 20 years of expertise in the field of regulatory affairs and drug development. Based on his experience in planning for Phase II and Phase III registration studies and indication expansion, Richard will drive the implementation of approvable global regulatory strategies for our clinical programs in cardiovascular diseases and in immuno-oncology”.

Dr. Richard Mountfield: “I am very excited to be joining Celyad; a company at the forefront of using cell technology to improve patients’ lives in two therapeutic areas with huge unmet medical needs –oncology and cardiology. I am impressed with both the quality of the company and its leadership team and I look forward to contributing to its growth as a global player in oncology and cardiology”.

Richard will be based in Boston, Massachusetts USA and will report directly to Christian Homsy, Chief Executive Officer.

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Press Release 3 February 2016 07:00 am CET

For more information, please contact:

For Europe : Consilium Strategic Communications

Amber Fennell, Chris Gardner, Chris Welsh, and Laura Thornton - T: +44 (0)20 3709 5700 – celyad@consilium-comms.com

For the U.S. : The Ruth Group

Lee Roth (Investors), and Kirsten Thomas (Media) - T: +1 646 536 7012 / 7014 - celyad@theruthgroup.com

For France : NewCap

Pierre Laurent and Nicolas Mérigeau - T: + 33(0)1 44 71 94 94 - celyad@newcap.eu

For Belgium : Comfi

Gunther De Backer: t.: +32 (0)2 290 90 90 – gunther@comfi.be

Celyad

Christian Homsy, CEO and Patrick Jeanmart, CFO : T : +32 (0)10 39 41 00 investors@celyad.com

To subscribe to Celyad’s newsletter, visit www.celyad.com

Follow us on Twitter @CelyadSA

About Celyad

Founded in 2007, and based in Belgium, Celyad is a leader in engineered cell therapy with clinical programs initially targeting indications in cardiology and oncology. Celyad is developing its lead cardiovascular disease product candidate, C-Cure®, for the treatment of ischemic heart failure, and has completed enrollment of a Phase III trial in Europe and Israel. In addition, the Company is developing a novel portfolio of CAR T-cell therapies that utilize human Natural Killer cell receptors for the treatment of numerous blood and solid cancers. Its lead oncology product candidate, NKR-2 T-cell, entered a Phase I clinical trial in April 2015.

Celyad’s ordinary shares are listed on Euronext Brussels and Euronext Paris under the ticker symbol CYAD and Celyad’s American

Depositary Shares are listed on the NASDAQ Global Market under the ticker symbol CYAD.

To learn more about Celyad, please visit www.celyad.com

Forward looking statements

In addition to historical facts or statements of current condition, this press release contains forward-looking statements, including statements about the potential safety and feasibility of NKR-2 T-cell therapy and C-Cure and the clinical potential of the Company’s technology platform generally and the timing of future clinical trials, which reflect our current expectations and projections about future events, and involve certain known and unknown risks, uncertainties and assumptions that could cause actual results or events to differ materially from those expressed or implied by the forward-looking statements.

In particular it should be noted that the 30-day safety data described in the release are preliminary in nature and the Phase 1 trial is not completed. There is limited data concerning safety and feasibility of NKR-2 T-cell therapy. These data may not continue for these subjects or be repeated or observed in ongoing or future studies involving our NKR-2 T-cell therapy, C-Cure or other product candidates. It is possible that safety issues or adverse events may arise in the future.

These forward-looking statements are further qualified by important factors, which could cause actual results to differ materially from those in the forward-looking statements, including risks associated with conducting clinical trials; the risk that safety, bioactivity, feasibility and/or efficacy demonstrated in earlier clinical or pre-clinical studies may not be replicated in subsequent studies; risk associated with the timely submission and approval of anticipated regulatory filings; the successful initiation and completion of clinical trials, including Phase III clinical trials for C-Cure® and Phase I clinical trial for NKR-2 T-cell; risks associated with the satisfaction of regulatory and other requirements; risks associated with the actions of regulatory bodies and other governmental authorities; risks associated with obtaining, maintaining and protecting intellectual property, our ability to enforce our patents against infringers and defend our patent portfolio against challenges from third parties; risks associated with competition from others developing products for similar uses; risks associated with our ability to manage operating expenses;, and risks associated with our ability to obtain additional funding to support our business activities and establish and maintain strategic business alliances and business initiatives. A further list and description of these risks, uncertainties and other risks can be found in the Company’s Securities and Exchange Commission filings and reports, including in the Company’s prospectus filed with the SEC on June 19, 2015 and future filings and reports by the Company. Given these uncertainties, the reader is advised not to place any

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Press Release 3 February 2016 07:00 am CET

undue reliance on such forward-looking statements. These forward-looking statements speak only as of the date of publication of this document. The Company expressly disclaims any obligation to update any such forward-looking statements in this document to reflect any change in its expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based, unless required by law or regulation.

C3BS-CQR-1, C-Cure®, NKR-2 T-cell, C-CathezTM, OnCyte, Celyad, Cardio3 BioSciences and the Cardio3 BioSciences, Celyad, C-CathezTM, CHART-1, CHART-2 and OnCyte logos are signs internationally protected under applicable Intellectual Property Laws. Mayo Clinic holds equity in Celyad as a result of intellectual property licensed to the Company.

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